Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended
	September 30,
(Dollars in thousands)	2011	2010

EARNINGS:
Income before income taxes	$347,519	$269,982
Add (deduct):
Equity in earnings of unconsolidated entities	(64,031)	(75,047)
Distributions from unconsolidated entities	52,385	59,519
Amortization of capitalized interest	849	854
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(17,316)	(15,899)
	319,406	239,409
Add fixed charges:
Consolidated interest expense (1)	94,184	86,520
Interest portion (1/3) of consolidated rent expense	39,134	35,809
	$452,724	$361,738

FIXED CHARGES:
Consolidated interest expense (1)	$94,184	$86,520
Capitalized interest	9,733	3,263
Interest portion (1/3) of consolidated rent expense	39,134	35,809
	$143,051	$125,592

RATIO OF EARNINGS TO FIXED CHARGES	3.16	2.88

Tax-effected preferred dividends	$50	$59
Fixed charges	143,051	125,592
Fixed charges and preferred dividends	$143,101	$125,651

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.16	2.88

(1)     Interest expense on income tax contingencies is not included in fixed charges.